Comjoyful International Company

J4-2-12, Diplomatic Residence Compound,

No.1 Xiushui Street, JianguomenWai,

Chaoyang District, Beijing 100600, China

July 3, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Larry Spirgel, Assistant Director

Re:	Comjoyful International Company
Amendment No. 3 to Form 8-K
Filed June 10, 2014
Form 10-Q for the Three Months Ended March 31, 2014
Filed May 30, 2014
File No. 000-08299

Ladies and Gentlemen:

Comjoyful International Company (the “Company”) hereby advises the staff (the “Staff”) of the Securities and Exchange Commission

(the “Commission”) that the Company has received the Staff's letter dated June 19, 2014 (the “Comment Letter”), regarding the Commission’s review of the

Company’s Amendment No. 3 to Form 8-K (the “8-K”) filed on June 10, 2014, and Form 10-Q for the three months ended March 31, 2014 (the “10-Q”)

filed on May 30, 2014. The Comment Letter requests that the Company respond within ten (10) business days from the date thereof or inform the Staff when the Company would provide a response. The Company and its auditors are in the process of finalizing the response and the amendments to the

8-K and the 10-Q. In order to accurately address the Staff’s accounting comments, the Company respectfully requests an additional extension until July

17, 2014 to respond the Comment Letter. The Company is committed to responding to the Comment Letter promptly and intends to provide a response to the Staff no later than July 17, 2014. Should you have any questions regarding the request made herein, please do not hesitate to contact me at

+86 108589 2903. Thank you very much for your courtesy and cooperation in this matter.

Sincerely,
/S/ Yazhong Liao
Name: Yazhong Liao
Title: Chief Executive Officer and President

cc:	Lawrence Venick, Loeb & Loeb LLP

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